SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.              Description

1                        Holding(s) in Company released on 18 November 2004
2                        Director Shareholding released on 18 November 2004

Exhibit No. 1


                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW



5)   Number of shares/amount of stock acquired.

     -


6)   Percentage of issued Class

     -


7)   Number of shares/amount of stock disposed

     -


8)   Percentage of issued Class

     -


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     15 NOVEMBER 04


11)  Date company informed

     18 NOVEMBER 04


12)  Total holding following this notification

     90,164,000


13)  Total percentage holding of issued class following this notification

     14.99%


14)  Any additional information


15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification    18 NOVEMBER 2004



AMENDMENT NO. 14

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT
-----------------------------------------------------------

1.   Company in which shares are held:   RANK GROUP PLC
                                         --------------

2.   Notifiable Interest:   ORDINARY SHARES
                            ---------------

     (A)   FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     (B)   Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.   The notifiable interests also comprise the notifiable interest of:

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC                                        Amendment No 14


                SHARES HELD     MANAGEMENT  NOMINEE/REGISTERED NAME
                                 COMPANY

--------------------------------------------------------------------------------

                    909,800        FIL      Bank of New York Brussels Total
                  6,095,829        FIL      Bank of New York London Total
                    726,456        FIL      Brown Brothers Harriman Total
                    121,800        FIL      Chase Manhattan Bank AG Frankfurt
                                            Total
                  5,868,357        FIL      Chase Manhattan Bank London Total
                    104,100        FIL      Chase Nominees Ltd Total
                    512,481        FIL      Deutsche Bank Total
                      8,800        FIL      Dexia Privatbank (Schweiz) Total
                    171,200        FIL      HSBC Client Holdings Nominee (UK)
                                            Limited Total
                  5,150,238        FIL      JP Morgan Total
                    366,227        FIL      Mellon Nominees Ltd Total
                    921,200        FIL      Morgan Stanley Total
                  2,566,347        FIL      Northern Trust Total
                  1,884,200        FIL      Nortrust Nominees Ltd Total
                    264,500        FIL      Northern Trust Total
                    956,400        FIL      State Street Bank & Trust Total
                     16,000        FIL      State Street Hong Kong Total
                    747,000        FIL      State Street Nominees Ltd Total
                 30,368,267        FISL     Chase Manhattan Bank London Total
                  2,351,009        FISL     Chase Nominees Ltd Total
                 13,907,004        FMRCO    Chase Nominees Limited Total
                  5,065,062        FMRCO    HSBC Total
                  1,752,307        FMRCO    JP Morgan Chase Total
                    134,700        FMRCO    Northern Trust Total
                     16,300        FMRCO    State Street Bank & Trust Total
                  4,412,325        FMRCO    State Street Nominees Limited Total
                    211,100        FMTC     Bank of New York Total
                    609,500        FMTC     BT Globenet Nominees Limited Total
                      1,700        FMTC     Lloyds Bank Nominees Limited Total
                     30,304        FMTC     Master Trust Japan Total
                     36,000        FMTC     Mellon Bank Total
                    215,800        FMTC     Northern Trust Total
                  1,067,814        FMTC     State Street Bank & Trust Total
                    174,000        FMTC     State Street Nominees Ltd. Total
                    427,400        FPM      Bank of New York London Total
                      2,373        FPM      BBH Total
                    360,400        FPM      Chase Nominees Ltd Total
                    575,400        FPM      Citibank Total
                    295,600        FPM      HSBC Total
                    507,000        FPM      HSBC Client Holdings Nominee (UK)
                                            Limited Total
                    251,700        FPM      Mellon Nominees Ltd Total

                 ----------
                 90,164,000                 Grand Total Ordinary Shares
                 ----------



CURRENT OWNERSHIP
PERCENTAGE:           14.99%

SHARES IN
ISSUE:          601,390,786

CHANGE IN
HOLDINGS SINCE
LAST FILING:       (200,000) ORDINARY SHARES

Exhibit No. 2


                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    PETER JARVIS


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    503


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    292P


13) Date of transaction

    17 NOVEMBER 2004


14) Date company informed

    18 NOVEMBER 2004


15) Total holding following this notification

    27,109 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK
    020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification        18 NOVEMBER 2004



                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    JOHN SUNDERLAND


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    503


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    292P


13) Date of transaction

    17 NOVEMBER 2004


14) Date company informed

    18 NOVEMBER 2004


15) Total holding following this notification

    2,642 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK
    020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification     18 NOVEMBER 2004



                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    OLIVER STOCKEN


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    418


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    292P


13) Date of transaction

    17 NOVEMBER 2004


14) Date company informed

    18 NOVEMBER 2004


15) Total holding following this notification

    42,680 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK  020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification     18 NOVEMBER 2004



                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    BRENDAN O'NEILL


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    393


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    292P


13) Date of transaction

    17 NOVEMBER 2004


14) Date company informed

    18 NOVEMBER 2004


15) Total holding following this notification

    393 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK  020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification     18 NOVEMBER 2004



                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    RICHARD GREENHALGH


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    797


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    292P


13) Date of transaction

    17 NOVEMBER 2004


14) Date company informed

    18 NOVEMBER 2004


15) Total holding following this notification

    797 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK  020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification     18 NOVEMBER 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  22 November 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary